

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2014

Via E-mail
Howard Rosenbluth
Chief Financial Officer
Scores Holding Company, Inc.
533-535 West 27th Street
New York, NY 10001

      Re: Scores Holding Company, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2013
            Filed March 27, 2014
            File No. 000-16665

Dear Mr. Rosenbluth:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Loan Lauren P. Nguyen

           Loan Lauren P. Nguyen
           Special Counsel